

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2020

Yael Sandler
Chief Financial Officer
Nano Dimension Ltd.
2 Ilan Ramon Street
Ness Ziona 7403635 Israel

> **Re: Nano Dimension Ltd.**
> **Registration Statement on Form F-1 filed March 16, 2020**
> **File No. 333-237222**

Dear Ms. Sandler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Oded Har-Even, Esq.